NOTE PURCHASE AGREEMENT

短期票據買賣協議

This **NOTE PURCHASE AGREEMENT** (the "Agreement"), dated as of 1 February 2019, by and between **Ando Holdings Limited**, a Nevada corporation, with its address at Room 1107, 11F, Lippo Sun Plaza, 28 Canton Road, Kowloon, Hong Kong (the "Company"), and Lin Su Hui, with its address at _____ (the "Buyer").

本短期票據買賣協議（「本協議」）定於 2019 年 2 月 1 日，由**安道控股集團 (Ando Holdings Limited)**（美國內華達州公司，址設香港九龍尖沙咀廣東道 28 號力寶太陽廣場 11 樓 1107 室 ，下稱「安道公司」）與 林淑惠（地址位於 _____ ，以下稱「買方」）共同簽署。

WHEREAS:

前言：

A. The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the rules and regulations as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"); and

安道公司與買方乃依據證交會（「證交會」）針對 1933 年證交法（包括修訂版本）頒布之法規與條例規定的豁免證券登記，簽署及交付本協議（「1933 年證交法」）。

B. Buyer desires to purchase and the Company desires to issue and sell, upon the terms and conditions set forth in this Agreement a promissory note (the "Note") of the Company, in the form attached hereto as Exhibit A, in the aggregate principal amount of $50,000.

買方希望能依據本協議條款與條件之規定購買，而安道公司希望依據附件 A 所列之格式，發行及出售其允諾付款票據（「票據」），本金總額為美元 $50,000。

NOW THEREFORE, the Company and the Buyer severally (and not jointly) hereby agree as follows:

因此，安道公司與買方在此分別（非共同）同意如下：

1. Purchase and Sale of Note.

    短期票據買賣：

    a. Purchase of Note. On the Closing Date (as defined below), the Company shall issue and sell to the Buyer and the Buyer agrees to purchase from the Company such principal amount of Note as is set forth immediately below the Buyer's name on the signature pages hereto.

短期票據之購買：安道公司應於成交日（定義如下）發行及售予買方，而買方同意以上述本金金額，向安道公司購買簽署頁之買方名稱下方所列的短期票據。

b.   Form of Payment. On the Closing Date (as defined below), (i) the Buyer shall pay the purchase price for the Note to be issued and sold to it at the Closing (as defined below) (the "Purchase Price") by wire transfer of immediately available funds to the Company, in accordance with the Company's written wiring instructions, against delivery of the Note in the principal amount equal to the Purchase Price as is set forth immediately below the Buyer's name on the signature pages hereto, and (ii) the Company shall deliver such duly executed Note on behalf of the Company, to the Buyer, against delivery of such Purchase Price.

付款方式：在成交日（定義如下）當天，(i) 買方應依據安道公司之書面指示，將立即可用之資金電匯給安道公司，以支付預定於成交時（定義如下）發行及售予買方的短期票據（「購買價」）。交付之短期票據的本金金額相當於購買價，如本協議簽署頁之買方名稱下方所示。(ii) 安道公司應代表其本身交付上述經適當簽署之短期票據予買方，做為支付上述購買價。

c.   Closing Date. Subject to the satisfaction (or written waiver) of the conditions thereto set forth in Section 6 and Section 7 below, the date and time of the issuance and sale of the Note pursuant to this Agreement (the "Closing Date") shall be 05:00 p.m., Hong Kong time (GMT+8) on or about 1 February 2019, or such other mutually agreed upon time. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur on the Closing Date at such location as may be agreed to by the parties.

成交日：在符合下列第 6 條及第 7 條規定之前提下，依據本協議發行銷售短期票據之日期與時間，應為香港時間（格林維治標準時間+8 小時）2019 年 2 月 1 日下午 5 時或雙方同意的其他時間（「成交日」）。

2.   Buyer's Representations and Warranties. The Buyer represents and warrants to the Company that:

買方之聲明與保證：買方向安道公司聲明與保證如下：

a.   Investment Purpose. As of the date hereof, the Buyer is purchasing the Note for its own account and not with a present view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the 1933 Act.

投資目的：截至本協議簽署日為止，買方乃基於其本身之利益購買票據，除依據 1933 年證交法登記或豁免登記銷售外，目前無對外公開銷售或經銷的主張。

b.   The Buyer has been informed by the Company that there is an exemption from registration for the issuance of the Note.

安道公司已知會買方，發行此票據是可豁免註冊的。

c. Reliance on Exemptions. The Buyer understands that the Notes are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Note.

依據豁免規定：買方瞭解，發行與售予買方之票據，為依據美國聯邦及州證交法之特定豁免登記規定而發行銷售的票據，且安道公司信賴買方於本協議中提出之聲明、保證、約定、確認及瞭解，均真實正確無誤，並確實遵守，以確認是否適用此豁免規定及買方取得票據之資格。

d. Information. The Company has not disclosed to the Buyer any material nonpublic information and will not disclose such information unless such information is disclosed to the public prior to or promptly following such disclosure to the Buyer.

資訊：除在透露予買方前或透露予買方後立即對外揭露者外，安道公司未將任何重大非公開資訊透露予買方，亦將不會透露此類資訊。

e. Legends. The Buyer understands that the Note may bear a restrictive legend in substantially the following form:

說明：買方瞭解短期票據可能會標註下列形式的限制性說明：

"THE NOTES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECUR ITIES LAWS OR (2) THE ISSUER OF SUCH NOTES RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH NOTES, WHICH COUNSEL AND OPINION ARE REASONABLY ACCEPTABLE TO THE ISSUER'S TRANSFER AGENT, THAT SUCH NOTES MAY BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS."

「本文書代表的票據，未依據 1933 年證交法（包括修訂版本）（「證交法」）或任何州之證交法進行登記時，不得抵押、出售、轉讓、質押或以其他方式轉讓，除下列情況外：(1)證交法及任何應適用之州證交法顯示相關登記聲明有效。(2)此類票據之發行人收到票據持有人之律師的意見，該律師及意見（發行人之轉讓代理人可合理接受）表示，依據證

交法及應適用的州證交法，此類票據得進行質押、出售、轉讓、抵押或
以其他方式轉讓，無須有效的登記聲明。」

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of any Note upon which it is stamped, if, unless otherwise required by applicable state securities laws, (a) such Note is registered for sale under an effective registration statement filed under the 1933 Act or otherwise may be sold pursuant to an exemption from registration without any restriction as to the number of notes as of a particular date that can then be immediately sold, or (b) such holder provides the Company with an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Note may be made without registration under the 1933 Act, which opinion shall be accepted by the Company so that the sale or transfer is effected. The Buyer agrees to sell all Notes, including those represented by a certificate(s) from which the legend has been removed, in compliance with applicable prospectus delivery requirements, if any.

上述說明應移除，且安道公司應發行無上述說明之憑證給任何票據上列名的持有人，除應適用之州法令另有規定外，(a) 此類票據遵守 1933 年證交法登記銷售或以其他方式銷售時，得依據豁免登記規定銷售，且不受特定日期僅得銷售之票據數量限制，得立即銷售。(b) 該持有人提供符合比較交易慣用之形式、內容及範圍的律師意見給安道公司，表示可在未依據 1933 年證交法登記之情況下，公開銷售或轉讓此類票據時，安道公司應接受此意見，以便進行銷售或轉讓。買方同意依據應適用之公開說明書的交付要求（若有）銷售所有票據，包括已刪除說明之憑證代表的票據。

f.   Authorization; Enforcement. This Agreement has been duly and validly authorized. This Agreement has been duly executed and delivered on behalf of the Buyer , and this Agreement constitutes a valid and binding agreement of the Buyer enforceable in accordance with its terms.

授權、強制執行：本協議已獲得適當有效之授權。本協議已由買方正式代表人簽署與交付，並已構成買方依據其條款可強制執行之有效且具拘束力的協議。

3.   Representations and Warranties of the Company. The Company represents and warrants to the Buyer that:

安道公司之聲明與保證：安道公司向買方聲明與保證如下：

a.   Organization and Qualification. The Company and each of its Subsidiaries (as defined below), if any, is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, with full power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. "Subsidiaries" means any corporation or other organization, whether incorporated or unincorporated, in which the Company owns, directly or indirectly, any equity or other ownership interest.

組織及資格：安道公司及其各子公司（定義如下）（若有）為依據所在之司法管轄區法律登記成立正式組織、有效存續，且現況良好的公司，並具備持有、出租、使用和經營其物業，以及在其目前持有、承租、使用、經營與辦公之場所開展業務的完整權力與授權（公司及其他）。「子公司」乃指安道公司直接或間接擁有任何股份，或其他所有權利益的任何法人或其他組織，無論是否已登記成立。

b. Authorization; Enforcement. (i) The Company has all requisite corporate power and authority to enter into and perform this Agreement, the Note and to consummate the transactions contemplated hereby and thereby and to issue the Notes, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement, the Note by the Company and the consummation by it of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Note) have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its shareholders is required, (iii) this Agreement has been duly executed and delivered by the Company by its authorized representative, and such authorized representative is the true and official representative with authority to sign this Agreement and the other documents executed in connection herewith and bind the Company accordingly, and (iv) this Agreement constitutes, and upon execution and delivery by the Company of the Note, each of such instruments will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

授權、執行：(i) 安道公司具備簽署和履行本協議、短期票據，以及完成本協議預定進行之交易，並依據本協議規定之條件發行票據需要的所有公司權力與授權。(ii) 安道公司董事會已正式授權安道公司簽署本協議、短期票據，以及完成其預定交易（包括但不限於發行短期票據），且無須安道公司、其董事會或股東進一步同意或授權。(iii) 本協議經安道公司正式授權代表人簽署及交付，而該授權代表人為有權簽署本協議及其他相關文件之真正的正式代表人，並對安道公司具有拘束力。(iv) 依據其條款規定，在安道公司執行與交付短期票據後，本協議及各種此類文書即已構成可對安道公司強制執行之合法、有效，且具有約束力的義務。

c. Intentionally Omitted.

省略不適用。

d. Intentionally Omitted.

省略不適用。

e. No Conflicts. The execution, delivery and performance of this Agreement, the Note by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) conflict with or result in a violation of any provision of the Certificate of Incorporation or By-laws, or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, patent, patent license or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and regulations of any self-regulatory organizations to which the Company or its notes are subject) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). The businesses of the Company and its Subsidiaries, if any, are not being conducted, and shall not be conducted so long as the Buyer owns any of the Notes, in violation of any law, ordinance or regulation of any governmental entity. "Material Adverse Effect" means any material adverse effect on the business, operations, assets, financial condition or prospects of the Company or its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements or instruments to be entered into in connection herewith.

無衝突：安道公司簽署、交付與履行本協議、短期票據，以及完成其預定之交易，將不會(i) 違反或抵觸公司設立證書之任何條文或章程。(ii) 因安道公司或其任何子公司為一方當事人之任何協議、契約、專利、專利授權或文書，而構成違反或抵觸或造成違反任何條文，或構成違約（或經通知或因時效過期，或二者均可能造成違約之情況），或授予他人任何終止、修改、提前或取消之權利。(iii) 造成違反適用於安道公司或其任何子公司，或得拘束或影響安道公司或其任何子公司之任何財產或資產的任何法律、法規、條例、命令、判決或法令（包括安道公司或其票據適用之任何自律組織的聯邦及州證交法律條例）（不包括不會造成個別或全面重大不利影響的衝突、違約、終止、修訂、提前、取消及違反情況）。若買方在持有任何票據期間違反任何政府法人之法律、法令或法規時，即不得執行安道公司及其子公司之業務（若有）。「重大不利影響」乃指對安道公司或其子公司（若有）之整體業務，經營、資產、財務狀況或前景，或其預定進行之交易或相關協議或文書，產生任何重大不利影響的情況。

f.   SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the "SEC Documents"). Upon written request, the Company will deliver to the Buyer true and complete copies of the SEC Documents, except for such exhibits and incorporated documents. As of their respective dates or if amended, as of the dates of the amendments, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

None of the statements made in any such SEC Documents is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings prior the date hereof). As of their respective dates or if amended, as of the dates of the amendments, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during the periods involved and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). The Company is subject to the reporting requirements of the 1934 Act.

證交會文件、財務報表：安道公司已依據修訂後之 1934 年證券交易法（「1934 年證交法」）的申報規定，提交所有報告、時間表、表單、聲明書及其他文件給證交會（所有在本協議簽訂日之前提交的上述文件，包括所有附件與其財務報表與附表，以及透過引用併入之文件（不包括類文件之附件），以下稱為「證交法」）。安道公司應在買方提出書面要求後，提供真實完整的證交會文件複本給買方，除其附件和合併文件外。截至各自編製日期為止（或若有修訂，為截至修改日期為止），證交會文件的所有重大方面均符合 1934 年證交法及證交會公告，應適用於證交會文件之法令規章的要求，且在提交證交會文件給證交會時，未包含任何與重大事實有關的不實陳述，或根據情況，以陳述應陳述或必要之重大事實的方式編製該文件，而非誤導。在任何此類證交會文件中的所有陳述，均未經應適用法律要求或曾經要求進行修改或更新（不包括本協議簽訂日前之後續文件中進行修改或更新的陳述）。截至各自編製日期為止（或若有修訂，為截至修改日期為止），證交會文件中之安道公司財務報表的所有重大方面，均符合應適用會計準則及證交會公告的相關法規令規章。此類財務報表均依據美國公認之會計準則編製，並於相關期間內持續適用，且截至其編製日為止，所有重大方面均公平呈現出該期間結束時，安道公司與其合併子公司的綜合財務狀況、綜合經營成果及現金流量（若為未經查核之報表，則適用於正常的年終查核調整）。安道公司必須遵守 1934 年證交法之申報規定。

g. Absence of Certain Changes. Since September 30, 2018, except as set forth in the SEC Documents, there has been no material adverse change and no material adverse development in the assets, liabilities, business, properties, operations, financial condition, results of operation s, prospects or 1934 Act reporting status of the Company or any of its Subsidiaries.

無特定變動：自 2018 年 9 月 30 日起，除證交會文件所述者外，安道公司或其任何子公司之資產、負債、業務、物業、營運、財務狀況、經營成果、前景，或 1934 年證交法報告，均無重大不利變動及重大不利發展。

h. Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company or any of its Subsidiaries, or their officers or directors in their capacity as such, that could have a Material Adverse Effect. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

無訴訟：除證交會文件所述者外，安道公司或其任何子公司在任何法院、公共委員會、政府機關、自律組織或機構均無正在進行中（或就安道公司或其子公司所知），將會威脅或影響安道公司或其任何子公司、其人員或董事，進而可能產生重大不利影響的法律行動、起訴、請求、訴訟、詢問或調查。就安道公司及其子公司所知，無任何可能會造成上述任何事件的事實或情況。

i.   No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any note or solicited any offers to buy any note under circumstances that would require registration under the 1933 Act of the issuance of the Notes to the Buyer. The issuance of the Notes to the Buyer will not be integrated with any other issuance of the Company's notes (past, current or future) for purposes of any shareholder approval provisions applicable to the Company or its notes.

無合併募股：安道公司或其任何子公司，或任何代表其行事之人，均未於依據 1933 年證交法發行票據給買方時必須先登記之情況下，直接或間接針對任何票據進行任何募股或銷售行為。在發行票據給買方時，將不會為了適用於安道公司或其子公司的股東核准條款之目的，而與任何股東及安道公司的任何其他票據（過去、現在或未來）合併發行。

j.   No Brokers. The Company has taken no action, other than the payment of a finder's fee as disclosed to the Buyer, which would give rise to any claim by any person for brokerage commissions, transaction fees or similar payments relating to this Agreement or the transactions contemplated hereby.

無經紀人：除支付揭露予買方的經紀人佣金外，安道公司無任何行為，會導致任何人針對經紀佣金、交易費或本協議或本協議預定進行之交易，提出相關的類似付款請求。

k.   No Investment Company. The Company is not, and upon the issuance and sale of the Notes as contemplated by this Agreement will not be an "investment company" required to be registered under the Investment Company Act of 1940 (an "Investment Company"). The Company is not controlled by an Investment Company.

非投資公司：安道公司不是，且依據本協議規定發行及銷售票據亦不需要遵守 1940 年投資公司法之規定登記為「投資公司」（「投資公司」）。安道公司未受到投資公司之控制。

l.   Breach of Representations and Warranties by the Company. If the Company breaches any of the representations or warranties set forth in this Section 3, and in addition to any other remedies available to the Buyer pursuant to this Agreement, it will be considered an Event of default under Section 3 of the Note.

安道公司違反聲明與保證：若安道公司違反本第 3 條規定之任何聲明或保證時，除買方依據本協議得採取之任何其他補償措施外，應視為短期票據第 3 條規定的違約事件。

4.　　COVENANTS.

事項：

a.　　Best Efforts. The Company shall use its best efforts to satisfy timely each of the conditions described in Section 7 of this Agreement.

盡其所能：安道公司應竭盡最大之努力，適時符合本協議第 7 條所列的各項條件。

b.　　Form D; Blue Sky Laws. The Company agrees to timely make any filings required by federal and state laws as a result of the closing of the transactions contemplated by this Agreement.

表 D、藍天法：安道公司同意針對本協議預定交易之成交，及時提交聯邦及州法律要求的任何文件。

c.　　Use of Proceeds. The Company shall use the proceeds for general working capital purposes.

所得款項之使用：安道公司將所得款項做為一般營運資金用途。

d.　　Intentionally Omitted.

省略不適用。

e.　　Corporate Existence. So long as the Buyer beneficially owns any Note, the Company shall maintain its corporate existence and shall not sell all or substantially all of the Company's assets, except with the prior written consent of the Buyer.

公司存續：在買方受益於擁有之任何短期票據的情況下，安道公司應維持公司之存續，且除經買方事前書面同意外，不得出售安道公司全部或絕大部分之資產。

f.　　Breach of Covenants. If the Company breaches any of the covenants set forth in this Section 4, and in addition to any other remedies available to the Buyer pursuant to this Agreement, it will be considered an event of default under Section 3.4 of the Note.

違反承諾：若安道公司違反此第 4 條規定的任何承諾時，除買方依據本協議得採取之任何其他補償措施外，應依據短期票據第 3.4 條之規定視為違約事件。

g. Failure to Comply with the 1934 Act. So long as the Buyer beneficially owns the Note, the Company shall comply with the reporting requirements of the 1934 Act; and the Company shall continue to be subject to the reporting requirements of the 1934 Act.

未遵守 1934 年證交法：在買方受益於擁有之短期票據的情況下，安道公司應遵守 1934 年證交法的申報要求，且安道公司應持續遵守 1934 年證交法的申報要求。

h. Trading Activities. Neither the Buyer nor its affiliates has an open short position in the common stock of the Company and the Buyer agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of or hedging transactions with respect to the common stock of the Company.

交易活動：買方及其子公司均未持有安道公司之普通股中的空頭部位，且買方同意其本身不會，並會監督其子公司不得參與安道公司普通股的任何相關賣空或對沖交易。

5. Intentionally Omitted.

省略不適用。

6. Condition to the Company's Obligation to Sell. The obligation of the Company hereunder to issue and sell the Note to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date of each of the following conditions thereto, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

安道公司之出售義務的前提條件：安道公司在履行成交時，發行及出售短期票據予買方之義務的前提條件，為必須在成交日當天或以前達成下列各項條件，但是下列條件是專為安道公司之利益而設，安道公司得隨時自行決定免除：

a. The Buyer shall have executed this Agreement and delivered the same to the Company.

買方已簽署本協議，並交付給安道公司。

b. The Buyer shall have delivered the Purchase Price in accordance with Section l(b) above.

買方已依據上述第 1(b)條之規定支付購買價。

c. The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

買方之聲明與保證的所有重大方面，截至該聲明與保證之成交日為止，均真實正確，如同做出當時之狀態（除特定日期的聲明與保證外），且買方在成交日當天或以前，已在所有重大方面，履行、達成及遵守依據本協議應履行之承諾、協議與條件。

d. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

任何對本協議預定進行之事項具有管轄權的法院或政府主管機關或任何自律組織，均未制定、施行、頒布或認可任何禁止完成本協議預定進行之任何交易的訴訟、法律、規則、法規、行政命令、法令、裁決或禁令。

7. Conditions to The Buyer's Obligation to Purchase. The obligation of the Buyer hereunder to purchase the Note at the Closing is subject to the satisfaction, at or before the Closing Date of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion:

買方之購買義務的前提條件：買方應在成交時購買短期票據之義務的前提條件，為必須在成交日當天或以前完成下列各項條件，但是下列條件是專為買方之利益而設，買方得隨時自行決定免除：

a. The Company shall have executed this Agreement and delivered the same to the Buyer.

安道公司已簽署本協議，並交付給買方。

b. The Company shall have delivered to the Buyer the duly executed Note (in such denominations as the Buyer shall request) in accordance with Section l(b) above.

安道公司已依據上述第 l(b)條之規定，交付經適當簽署的短期票據（按照買方要求的面額）給買方。

c. The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at such time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Buyer shall have received a certificate or certificates, executed by the chief executive officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer including, but not limited to certificates with respect to the Board of Directors' resolutions relating to the transactions contemplated hereby.

安道公司之聲明與保證的所有重大方面，截至該聲明與保證之成交日為止，均真實正確，如同做出當時之狀態（除特定日期的聲明與保證外），且安道公司在成交日當天或以前，已在所有重大方面，履行、達成及遵守依據本協議應履行之承諾、協議與條件。買方應已收到安道公司執行長在成交日簽署之證明書，證明已完成上述事項及買方合理要求的其他事項，包括但不限於董事會決議通過本協議之預定交易的證明書。

d. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

任何對本協議預定進行之事項具有管轄權的法院或政府主管機關或任何自律組織，均未制定、施行、頒布或認可任何禁止完成本協議預定進行之任何交易的訴訟、法律、規則、法規、行政命令、法令、判決或禁令。

e. No event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company including but not limited to a change in the 1934 Act reporting status of the Company or the failure of the Company to be timely in its 1934 Act reporting obligations.

無可合理預期會發生對安道公司造成重大不利影響之事件，包括但不限於安道公司依據 1934 年證交法申報之狀況，或安道公司未適時履行其依據 1934 年證交法申報之義務。

8. Governing Law; Miscellaneous.

準據法、他項條款：

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Nevada (Clark County) or in the federal courts located in the Nevada. The parties to this

Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non-convenience. The Company and Buyer waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement, the Note or any related document or agreement by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of deliver y) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

準據法：本協議是以內華達州法律為準據法，並依其解釋，但是不適用其法律衝突原則。任一方僅得於內華達州（克拉克郡）之州級法院或內華達州聯邦法院，對他方提起與本協議之預定交易有關的任何訴訟。雙方茲此就本協議不可撤銷地放棄針對與本協議有關之任何訴訟的管轄權與地點提出任何異議權，以及不得以無管轄權或審判權或法庭不便等理由提出任何抗辯，且安道公司與買方放棄由陪審團進行審理之權利。勝訴方有權請求他方賠償合理的律師費及訴訟費用。若任何應適用之法律或法則判定本協議或任何其他相關協議的任何條款無效或不得執行時，應在可能相衝突之範圍內，將該條款視為無效及視為已修改為符合該法律或法則之規定。任何此類依據任何法律可能證明為無效或不得執行的條款，不應影響任何協議之任何其他條款的有效性或執行力。各方茲此不可撤銷地放棄專人送達，並同意應以掛號或存證郵件或隔夜快遞（附送達證明），將本協議、短期票據或任何相關文件或協議的任何相關起訴、訴訟或法律程序，寄送至本協議通知條款所列當時有效的地址，並同意此送達方式應構成良好充分的送達及通知。本條內容不得視為以任何方式，限制採用法律許可之任何其他送達方式進行送達的權利。

b.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

份數：本協議得簽署一式一份或數份，且每一份均應視為正本，但是全部份數僅應構成同一份協議書，並應在各方簽署及交付予他方時生效。

c.   Headings. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

標題：本協議之標題僅為方便引用而設，不構成本協議之一部分或影響本協議的解釋。

d. Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

可分割性：若任何應適用的法律或法則判定本協議之任何條款無效或不得執行時，應在可能相衝突之範圍內，將該條款視為無效及視為已修改為符合該法律或法則之規定。任何此類依據任何法律可能證明為無效或不得執行的條款，不應影響任何協議之任何其他條款的有效性或執行力。

e. Entire Agreement; Amendments. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the majority in interest of the Buyer.

完整合意、修訂：本協議及引用之文書，已構成雙方對本協議及其涵蓋之事項的完整合意，除本協議或該文書明定者外，安道公司或買方均不針對此等事項提供任何聲明、保證、許諾或承諾。除買方持有過半數股東以書面簽署者外，不得豁免或修改本協議的任何條款。

f. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be as set forth in the heading of this Agreement. Each party shall provide notice to the other party of any change in address.

通知：本協議要求或准許發出之所有通知、要求、請求、同意、核准及其他通信，均應以書面形式寄送，且除本協議另有規定外，應以(i) 親自送達，(ii) 使用郵資預付之附回執的掛號存證郵件寄送，(iii) 交由信譽良好的航空快遞服務公司送達，並預付費用，(iv) 以專人交付、以電報或傳真發送等方式，送達下述地址，或該方最近以書面通知指定的其他地址。本協議要求或准許發出的任何通知或其他通信，應於下列情況下視為有效 (a) 以專人交付或傳真發送至下列指定地址或號碼，且傳真機傳送後產生正確確認之日（若在收到該通知之當地正常營業日的營業時間內交付），或在交付後的第一個工作日（若在收到該通知之當地營業日的正常營業時間外交付），或 (b) 以郵資預付之快捷服務寄送時，為送達上述地址日之翌日或在實際收到該郵件時，以時間較早者為準。上述通信地址應如本協議標題所述，若地址有任何變動，則各方應負責通知他方。

g. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor the Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other. Notwithstanding the foregoing, the Buyer may assign its rights hereunder to any person that purchases Notes in a private transaction from the Buyer or to any of its "affiliates," as that term is defined under the 1934 Act, without the consent of the Company.

繼受人與受讓人：本協議對於雙方及其繼受人與受讓人均具有拘束力，並符合其利益。未經他方事前書面同意，安道公司或買方均不得轉讓本協議或其於本協議下的任何權利或義務。儘管已有上述規定，買方得不經安道公司同意，將本協議之權利轉讓予以私人交易方式向買方或其任何「關係企業」購買票據的任何人。「關係企業」一詞如 1934 年證交法之定義。

h. Survival. The representations and warranties of the Company and the agreements and covenants set forth in this Agreement shall survive the closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Buyer. The Company agrees to indemnify and hold harmless the Buyer and all their officers, directors, employees and agents for loss or damage arising as a result of or related to any breach or alleged breach by the Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement , including advancement of expenses as they are incurred.

存續條款：儘管買方已自行或委由代表進行盡職調查，安道公司之聲明與保證及本協議規定之約定與承諾仍應於成交後存續有效。安道公司同意賠償及保障買方及其所有高階主管人員、董事、員工及代理人，免於因安道公司違反或涉嫌違反本協議或其任何聲明、保證及承諾而遭任何受損失或損害，包括因此支出之費用。

i. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

進一步保證：若他方提出合理之要求時，各方應配合進行與履行或促使進行或履行所有進一步的行動和事項，以及簽署與交付所有的其他協議、證書、文書和文件，以達成本協議之目的，並完成本協議預定進行之交易。

j.   No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

無嚴格解釋：本協議使用之語言，應視為雙方選擇用於表達其共同意向的語言，且不會對任一方採用嚴格解釋規則。

k.   Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Agreement will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Agreement, that the Buyer shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

補償：安道公司承認，違反本協議規定之義務，將會破壞本協議預定交易之意願及目的，而對買方造成不可修補之損害。因此，安道公司承認，若其違反或涉嫌違反本協議之規定時，法律針對違反本協議義務規定之補償措施不充分，因此安道公司同意，除依據法律或衡平法則可採取的所有其他補償措施，以及依據本協議可預期的罰則外，買方有權聲請禁止令，以限制、預防或補正任何違反本協議之情況，並得強制執行本協議之條款與條文，且無須證明經濟損失或提供任何保證金或其他擔保物。

9.   In case of any discrepancy between the English version and the Chinese version, the English version shall prevail.

9.   中英文本如有歧義，須以英文本為準 。

IN WITNESS WHEREOF, the undersigned Buyer and the Company have caused this Agreement to be duly executed as of the date first above written.

恐口說無憑，買方與安道公司已於上述日期正式簽署本協議，以資為憑。

The Company

安道公司

SIGNED by Chi Kwong Leo Lam   )

for and on behalf of ANDO HOLDINGS)
LIMITED

)

林志剛 代表安道控股集團簽署   ) **/S/ Chi Kwong Leo Lam**

)

whose signature(s) is/are verified by / in the)
presence of:

其簽名經下列見證人核實：   )

) _____

Signature of witness:

見證人簽名：   _____

Name of witness:

見證人姓名： _____

The Buyer

買方

SIGNED by   Lin Su Hui   )

林淑惠 簽署   )

) **/S/ Lin Su Hui**

whose signature(s) is/are verified by / in the)
presence of:

其簽名經下列見證人核實：   )

) _____

Signature of witness:

見證人簽名：   _____

Name of witness:

見證人姓名： _____

AGGREGATE SUBSCRIPTION AMOUNT:

同意認購金額：

Aggregate Principal Amount of Note: $50,000

短期票據本金總額：   美元 $ 50,000

Aggregate Purchase Price: $50,000

購買價總額：   美元 $ 50,000